EXHIBIT 3

TEXT OF AMENDMENT TO BYLAWS

Article II

Section 11. Age Limit.

No person seventy-two (72) years of age or above shall be eligible for election, reelection, appointment, or reappointment to the Board of Directors.  No director shall serve as such beyond the annual meeting of the Corporation immediately following the end of the calendar year during which the director attains age seventy-two (72).